SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated April 15, 2011 with the report for the nine-month periods ended on March 31, 2011 and on March 31, 2010 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

By letter dated April 15, 2011, the Company reported its Financial Statements for the nine month period ended on March 31, 2011 and 2010:

	In thousands Ps.	In thousands Ps.
Ordinary Period Result	03/31/11	03/31/10
(nine-month period): profit (loss)	190,253	89,838
Extraordinary Period Result
(nine-month period): profit	—	—
Period (Loss) Profit	190,253	89,838

Net Worth Composition:
Capital stock	125,961	78,206
Integral adjustment of capital	84,621	84,621
Premium on shares and own shares negotiation	536,290	522,805
Reserve for Technical revaluations	3,953	3,953
Reserve for new projects	183	183
Free disposable reserve	147	—
Legal reserve	26,045	20,090
Retained earnings (loss) profit	59,428	89,838
Total Net Worth	836,628	799,696

In accordance with Article o), Section 63 of the Bolsa de Comercio de Buenos Aires rules, we inform you that, as of the closing date of the financial statements, the Company’s Capital Stock is of Ps. 125,960,841.10, divided into 1,259,608,411 non endorsable ordinary shares of nominal value Ps. 0.10 each, and one (1) vote each, as follows:

IRSA Inversiones y Representaciones Sociedad Anónima	1,195,253,997	94.89%
Other Shareholders	64,354,414	5.11%

In addition, according to Article p), Section 63 of such rules, we inform you that in case that all our holders convert all their convertible notes (due July 19, 2014), the Company’s Capital Stock would increase to Ps. 223,971,649.8, divided into 2,239,716,498 non endorsable ordinary shares of nominal value Ps. 0.10 each, and one (1) vote each, as follows:

IRSA Inversiones y Representaciones Sociedad Anónima	2,174,829,985	97.10%
Other Shareholders	64,886,513	2.90%

For this calculation, the conversion price considered was 0.3240.

Concerning the nine month period ended on March 31, 2011, the highlights were:

•	The Net Income reached ARS 190.3 millions, increasing 112%.

•	The Operating Income increased 45%, resulting in ARS 333.6 millions.

•	The Operating Margin of the Shopping Centers segment increased from 52% to 59%.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By: /S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of Relationships with the markets

Dated: April 15, 2011